Filed by Tableau Software, Inc.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14d-9

under the Securities Exchange Act of 1934, as amended

Subject Company: Tableau Software, Inc.

(Commission File No. 001-35925)

The following communications are being filed in connection with the acquisition of Tableau Software, Inc. by salesforce.com, inc.

The following article by Business Insider was made available in connection with the transaction.

How Tableau’s CEO pulled off a giant $15.7 billion sale to Salesforce with no experience of running or selling a public company

Shona Ghosh

June 25, 2019

•	Tableau CEO Adam Selipsky is fresh from Salesforce’s $15.7 billion deal to buy his company.

•	Selipsky is an Amazon cloud software veteran who had never run a public company before joining Tableau, nor had he ever negotiated a mega-acquisition.

•	Salesforce was already interested in buying Tableau, which sells data visualization software, by the time Selipsky joined. He says a relentless focus on customers made the firm more attractive.

Before pulling off one of the biggest deals in the history of enterprise technology, Adam Selipsky was a newbie at two things: running companies, and selling them for billions of dollars.

That all changed after Selipsky took over the top job at listed data visualization firm Tableau in 2016, then negotiated a $15.7 billion sale to software giant Salesforce.

Selipsky is extremely tight-lipped about the deal, which was announced on June 10th but won’t close for a few months yet.

But he did say he had been upfront with Tableau’s board while interviewing for the job in 2016.

In an interview with Business Insider, Selipsky said: “I was very open about this when I came in—the question did come up when I entered Tableau—I actually have very little experience in sizeable acquisitions on either the acquirer or acquiree side.”

“I was really open about the fact that I was coming in to help build a long-term, successful, sustainable franchise and make customers wildly successful.”

Selipsky came in as CEO of Tableau in September 2016, replacing founding CEO Christian Chabot. The firm had gone public under Chabot in 2013, but the firm’s stock price had plummeted by the beginning of 2016. Selipsky was a veteran cloud software exec, having spent the best part of a decade at Amazon Web Services. He had, however, never been a CEO.

He viewed the chance to run a public company as an opportunity for “personal growth.” “It was a good combination of a situation in which I could contribute a lot as well as continue to learn a lot. I always think that’s a good combination,” he said.

Salesforce was talking to Tableau about a deal as early as 2016, just before Selipsky joined.

Along with the learning curve of being directly accountable to shareholders, Selipsky would have gone into the job knowing that Salesforce was a potential and even likely acquirer.

About a month after Selipsky’s appointment, an internal Salesforce presentation titled “M&A target review” leaked and showed which firms might be acquisition targets for the cloud giant. The presentation was dated May 2016, and listed Tableau as one of three likely targets. A footnote in the presentation stated that a Tableau discussion was “in play” and The Wall Street Journal reported that the two companies had had talks that summer.

In other words, a deal with Salesforce was already on the table when Selipsky was appointed. But for whatever reason, a sale wouldn’t happen for another three years.

If Tableau’s board had brought in Selipsky to drive up the price, they were successful.

Tableau had a troubled start to 2016, with its share price cratering to $40.25 and giving it a market cap of around $3 billion, according to MacroTrends. Its performance began to improve under after Selipsky took over the top job, and its share price had lifted to $125.21 just before its acquisition was announced.

Selipsky told Business Insider that a sale had not been his primary goal. Instead, he had taken his one major lesson from Amazon to transform Tableau’s fortunes: a relentless focus on the customer.

“If you take that focus and build a sustainable long-term business, that makes you more attractive as an acquisition candidate,” he said. “The less you focus on it, perhaps the more valuable you become. Honestly, starting with myself, we completely heads down, completely focused on the business, and focused on the customers.”

In person, Selipsky is a different character from Salesforce founder and CEO Marc Benioff.

He is fairly conventionally dressed in a grey suit, has close-cropped hair, and sticks to talking points about Tableau. He thumps on the desk with his hand when talking about customer focus and the opportunities in big data. From what he says, he’s a detail-oriented type.

Benioff, by contrast, is a big-vision, loud personality who famously sports customized designer sneakers and once had Hawaiian dancers open Salesforce’s annual Dreamforce conference.

For now, Selipsky will continue to run Tableau as a separate brand and its management team will stay on. The firm will remain in its Seattle headquarters, effectively creating a second headquarters for Salesforce, whose head office is in San Francisco.

In time, he says, the two will become more closely merged. “I think from a company and a customer perspective, things are really going to stay intact,” he said. “At the same time, we have tremendous opportunities for synergies and integration with Salesforce.”

The following article by Computerworld UK was made available in connection with the transaction.

Tableau CEO eyes ‘time machine leap forward’ after Salesforce acquisition

The Tableau CEO sat down with Computerworld UK to talk about joining forces with Salesforce, how it will rapidly expand its enterprise reach and the first steps to bringing the two vendor’s products closer together

Scott Carey

June 25, 2019

Salesforce acquired the data visualisation specialist Tableau in a $15.7 billion all-stock deal last month, making it the CRM giant’s biggest acquisition by some distance. Now comes the hard work of bringing the two organisations, and their products, together to deliver on that valuation for shareholders and customers.

Citing the ongoing nature of the deal at the time, Tableau CEO Adam Selipsky - who will maintain his leadership role and run Tableau as an independent unit out of Seattle, reporting directly into Salesforce founder and co-CEO Marc Benioff - wouldn’t be drawn into discussing how Salesforce executives sold him on the deal, but was happy to talk about the broad synergies he could envision and the “shared values and cultures between the companies.”

“It felt like a very strong fit from a cultural perspective, but also felt like there was really exciting potential for synergies on the product side, on the go-to-market side,” Selipsky told Computerworld UK last week from the analytics vendor’s London office.

This culture at Tableau is underpinned by a simple mission statement to ‘help people see and understand data’, with Selipsky reiterating: “That was our mission yesterday, that was our mission today and that’ll be our mission tomorrow.” He says that executives at Salesforce have “listened and understood what that mission was, embraced it on our behalf and now are really amplifying it.”

A ‘leap forward’

Naturally, Selipsky is already dreaming about the ways Salesforce’s resources and massive sales team can boost Tableau’s growth at as-yet unprecedented speeds, including the opportunity to use its annual Dreamforce conference as a “megaphone” for the Tableau brand.

“We are keeping the teams separate, as you know, but I can’t wait for the Salesforce team to be able to start sending leads our way. Hopefully we can do some of the same for them,” he said. “I think it’s going to be a fantastic thing for our customers as we essentially turn a dial on a time machine and leap forward and just get there more quickly.”

He also sees a big opportunity in the Salesforce user base. “Just imagine if we could make Tableau more of an easily accessible or even native experience for doing analysis to users of these different Salesforce products? So I think that’s another great customer opportunity,” he added.

Early reactions

Selipsky says that now that the dust has settled on the news “the early reaction from both employees and customers has been really positive. I’ve been incredibly pleased by how excited everybody is.”

The two companies already have clients that overlap, including J.P. Morgan Chase, Charles Schwab, Verizon and Southwest Airlines, and Selipsky is already fielding calls from some of them to talk about how the deal will change the way they consume products from Tableau and Salesforce.

“People I’ve met with, including big banks and consumer product companies in Europe, all told me how excited they are about this. In some cases, they’re already very large Salesforce customers and they love Tableau but I think this will really kind of give some additional momentum to the relationship and really have them feel that they’re 100 percent going to have an enterprise-grade analytics platform as part of the broader Salesforce platform,” he added.

According to leaked documents seen in 2016, Salesforce has long had its sights on Tableau, with its rival analytics platform Qlik also listed as ‘in play’ in the document, hinting that Salesforce has long wanted to enrich its analytics offering for customers.

Selipsky believes this interest in data visualisation companies, such as the recent Google Cloud acquisition of rival firm Looker, hints towards a larger industry trend where “lots of big companies are realising how critical analytics are to their customers. They’re realising that because their customers are telling them this,” he said. “So if you look at any of the big software companies, any of the big cloud computing companies, analytics is really critical to their customers.”

Part of the family

The Tableau acquisition is just the latest move in a broader strategy for Salesforce, as it looks to compete with enterprise technology giants like Microsoft and offer an end-to-end enterprise analytics solution.

“I think that if you look at all the Salesforce CRM applications that they’ve built, that are so successful, then you look at the Mulesoft acquisition, which is all about app-to-app integration, then you take Tableau as the next piece in that puzzle, I think all those assets give the combined company the potential to really provide customers with a single, unified view of all data in their organisations,” he said.

“So we should be able to help customers discover, access, manipulate, analyse, and ultimately make great decisions based on all of their data. I think, with all these combined products, and technology and intellectual property, that we have the chance to do that better than any other company on the planet. That’s an exciting combined vision as part of that Salesforce 360.”

“At the same time Tableau is going to continue to operate independently, inside of Salesforce under the Tableau brand,” he added. “I think it’s important to a lot of our customers to know that the Tableau that they know and love, and the focus we have on the community and our users, is not going away.”

This includes continuing to build out its machine learning-powered Ask Data and Explain Data features, as well as more enterprise-focused solutions like a new data catalog capability and the recently-announced Tableau Blueprint.

“I think that’s the type of technological leap, which will enable not only millions, but tens of millions of users, who are not necessarily analysts, who are not necessarily sophisticated - who might be pizza shop owners, or accountants, or graphic designers - it will allow those people to be analysts,” he said. “So again, both in terms of the breadth of the capabilities as well as the depth of the platform, we’ve really focused on building out the leading analytics platform.”

Integration opportunities

Selipsky says that it’s too early to define exactly how the two companies will execute on this shared vision, but he certainly recognises the ability for Tableau visualisations to become part of the Salesforce product in the future, and is excited by the potential combination of Salesforce’s AI expertise, under the Einstein brand, with the Tableau product.

“I know our engineers can’t wait to pop the hood and look underneath that and see on both sides what all this technology is and to figure out opportunities to embed some of that,” he said. “Particularly in the analytics space they are strong in artificial intelligence and machine learning capabilities. If there were chances to use some of that inside of Tableau, that would be really interesting for customers.”

He also sees the Mulesoft acquisition from early 2018 as a key part of this equation. “Mulesoft is all about discovering data and linking applications through data, so if Tableau could access all that rich data, which Mulesoft is helping people unearth, that could significantly expand our data reach,” he said.

On the practical side, Benioff has already hinted towards opening a new Salesforce office in Seattle to help bring these engineers closer together geographically.

“The two companies recognise that Seattle is one of the best places on earth to really scale a meaningful tech company, not just for developer talent, but marketing, sales and other positions. There’s a richness of talent there and it has become really easy to get people to migrate there, given the strong tech community,” Selipsky said.

“The mental or the psychological distance is a lot more important than the physical distance, and I don’t feel like there’s much distance at all, between our teams, psychologically,” he added. “Everybody I’ve met with at Salesforce - and certainly I can speak for the team at Tableau - everybody’s really excited and very collaborative.”

“As long as we keep customers as our true north and just approach all of these questions, by asking what’s going to be best for our customers, it will all quickly reach the same conclusions as to how we can improve all of our products.”

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Tableau Software, Inc. (the “Company”), salesforce.com, inc. (“salesforce”) or its acquisition subsidiary, Sausalito Acquisition Corp. (the “Purchaser”) will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, salesforce and the Purchaser will file a tender offer statement on Schedule TO, salesforce will file a registration statement on Form S-4 and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE COMPANY’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents will be made available to all of the Company’s stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by salesforce will be available free of charge under the Financials heading of the Investor Relations section of salesforce’s website at www.salesforce.com/investor. Copies of the documents filed with the SEC by the Company will be available free of charge under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

Forward-Looking Statements

This communication contains forward-looking information related to the Company and the acquisition of the Company by salesforce that involves substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this release include, among other things, statements about the potential benefits of the proposed transaction, the Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of the Company, and the anticipated timing of closing of the proposed transaction. Risks and uncertainties include, among other things, risks related to the ability of the Company to consummate the proposed transaction on a timely basis or at all, including due to complexities resulting from the adoption of new accounting pronouncements and associated system implementations; salesforce’s ability to successfully integrate the Company’s operations; salesforce’s ability to implement its plan, forecasts and other expectations with respect to the Company’s business after the completion of the transaction and realize expected synergies; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of the Company’s shares being validly tendered into the exchange offer to meet the minimum condition; the Company’s ability to secure regulatory approvals on the terms expected in a timely manner or at all; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; the negative side effects of the announcement or the consummation of the proposed transaction on the market price of the Company’s common stock or on the Company’s operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction; competitive factors, including new market entrants and changes in the competitive environment, pricing changes, sales cycle time and increased competition; customer demand for the Company’s products and services and customer response to the Company’s subscription offerings; ability to attract, integrate and retain qualified personnel; the Company’s ability to protect its intellectual property rights and develop its brand; the ability to develop new services and product features; other business effects, including the effects of industry, market, economic, political or regulatory conditions, including expenditure trends for business analytics and productivity tools; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies, including those related to the provision of services on the Internet, those related to accessing the Internet and those addressing data privacy and import and export controls; future business combinations or disposals; and the uncertainties inherent in research and development.

Further information on these and other risk and uncertainties relating to the Company can be found in its reports on Forms 10-K, 10-Q and 8-K and in other filings the Company makes with the SEC from time to time and available at www.sec.gov. These documents are available under the SEC filings heading of the Investors section of the Company’s website at investors.tableau.com/.

The forward-looking statements included in this communication are made only as of the date hereof. The Company assumes no obligation and does not intend to update these forward-looking statements, except as required by law.